February 4, 2008

VIA EDGAR CORRESPONDENCE

Michael Moran
Robert Burnett
United States Securities and Exchange Commission
MAIL STOP 3561
Washington, D.C. 20549

Re:	SKRM Interactive, Inc.
Item 4.01 Form 8-K filed January 10, 2008
File No. 0-24370

Dear Messrs Moran and Burnett:

By this letter, we inform you that SKRM Interactive, Inc. (the “Company”) has filed via EDGAR an Amendment No. 2 on Form 8-K/A (“Amendment No. 2”), for the purpose of filing with the U.S. Securities & Exchange Commission (the “Commission”) a copy of a letter provided to the Company by Malone and Bailey, PC, of Houston, Texas, the Company’s former principal independent accountant, stating its agreement with the statements made by the Company in an Amendment No. 1 on Form 8-K/A, filed with the Commission on January 25, 2008.

By this letter, we also acknowledge that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosures in the filings identified above;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings identified above; and

(iii)	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your assistance in addressing the filings identified above, and I am available to discuss any issues presented by the Company’s filings with the Commission.

Very truly yours,

Pericles DeAvila
President
SKRM Interactive, Inc.